Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION
PROPOSED ACQUISITION OF FURTHER INTEREST
IN
SHENYANG XINJINBEI INVESTMENT AND DEVELOPMENT CO., LTD.

On 16 December 2003, XingYuanDong, a wholly owned subsidiary of the Company and Shenyang JinBei Automobile Industry entered into the Share Transfer Agreement with SAIAM in relation to the transfer of 9% and 1% interest in SXID to XingYuanDong and Shenyang JinBei Automobile Industry, respectively. The consideration payable by XingYuanDong for the 9% interest in SXID is RMB135 million (equivalent to approximately HK$127.4 million).

Prior to the completion of the Proposed Acquisition, SXID is held as to 90% by XingYuanDong and as to 10% by SAIAM. Upon completion of the Proposed Acquisition, SXID will be held as to 99% by XingYuanDong and as to 1% by Shenyang JinBei Automobile Industry. The major asset of SXID is a 99% interest in SJAI, which is an investment holding company formed for the purpose of holding a 50% interest in the Joint Venture with BMW.

SAIAM is a connected person of the Company. Accordingly, the Proposed Acquisition constitutes a connected transaction for the Company. As the consideration to be paid by the Company under the Share Transfer Agreement represents less than the higher of HK$10,000,000 or 3% of the net tangible asset of the Company, the Proposed Acquisition is subject to disclosure by way of an announcement under Rule 14.25(1) of the Listing Rules. Details of the Proposed Acquisition will also be included in the next annual report of the Company.

THE PROPOSED ACQUISITION

The Share Transfer Agreement

The Board announces that on 16 December 2003, XingYuanDong and Shenyang JinBei Automobile Industry entered into the Share Transfer Agreement with SAIAM, the principal terms of which are as follows:

Parties

Vendor	SAIAM, a substantial shareholder of SXID and a connected person of the Company

Purchasers	(1) XingYuanDong, a wholly owned subsidiary of the Company

(2) Shenyang JinBei Automobile Industry, the holder of 1% interest in SJAI, is not a connected person of the Company within the meaning of the Listing Rules.

Consideration	The total consideration is RMB150 million (equivalent to approximately HK$141.5 million), payable as to RMB135 million (equivalent to approximately HK$127.4 million) by XingYuanDong and as to RMB15 million (equivalent to approximately HK$14.1 million) by Shenyang JinBei Automobile Industry. The registered capital of SXID is RMB1,500 million and the consideration to be paid by XingYuanDong is equivalent to 9% of the registered capital of SXID, being the portion of the registered capital of SXID acquired by XingYuanDong pursuant to the Share Transfer Agreement.

The consideration will be paid within 30 days upon the Share Transfer Agreement becoming effective. The consideration to be paid by XingYuanDong will be funded by internal resources.

Subject matter of the Proposed Acquisition	Pursuant to the Share Transfer Agreement, XingYuanDong will acquire a 9% interest in SXID and Shenyang JinBei Automobile Industry will acquire a 1% interest in SXID.

Prior to the completion of the Proposed Acquisition, SXID is held as to 90% by XingYuanDong and as to 10% by SAIAM. Upon completion of the Proposed Acquisition, SXID will be held as to 99% by SXID and as to 1% by Shenyang JinBei Automobile Industry. SAIAM will no longer hold any interest in SXID upon completion of the Proposed Transfer.

The major asset of SXID is a 99% interest in SJAI, which is an investment holding company formed for the purpose of holding a 50% interest in the Joint Venture with BMW.

Condition	The Share Transfer Agreement will become effective upon compliance with the disclosure requirements under the Listing Rules by the Company by no later than 90 days from the date of the Share Transfer Agreement.

Completion	The Proposed Acquisition will be completed upon the registration of the transfer of the 9% interest in SXID to XingYuanDong and the 1% interest in SXID to Shenyang JinBei Automobile Industry with the Shenyang City Industry and Commerce Administration Bureau within 90 days after the Share Transfer Agreement becomes effective.

The following charts set out the interest of XingYuanDong and Shenyang JinBei Automobile Industry in SXID before and after completion of the Proposed Acquisition:

Before completion of the Proposed Acquisition

After completion of the Proposed Acquisition

Reasons for the Proposed Acquisition

The Group is engaged in the manufacture and sale of automobiles, including minibuses and Zhonghua sedans and automotive components in the PRC. As stated in the announcements made by the Company dated 27 March, 16 and 28 April 2003 and the circular dated 9 May 2003, the Group has established the Joint Venture with BMW in March 2003 as an important strategic move by the Group to strengthen its position as one of the important players in the sedan industry in the PRC and also enable the Group to successfully capture business opportunities in the growing premium sedan sector in the PRC. Upon completion of the Proposed Acquisition, the effective interest of the Company in the Joint Venture will increase from 44.55% to 49%, which will enable the Company to further increase its share of benefits from the business of the Joint Venture. The interest of the Company in the Joint Venture will be accounted for as an investment in an associated company in the books of the Company. The Directors have no present intention to acquire the remaining 1% interest in SJAI.

In light of the benefits that may accrue to the Company as a result of the Proposed Acquisition and taking into account the fact that the consideration to be paid by XingYuanDong for the 9% interest in SXID is determined by reference to the portion of interest acquired under the Share Transfer Agreement to the total registered capital of SXID, the Directors, including the independent non-executive Directors, are of the view that the terms of the Proposed Acquisition as set out in the Share Transfer Agreement are fair and reasonable.

GENERAL

SAIAM, being a substantial shareholder of SXID, is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the Proposed Acquisition constitutes a connected transaction for the Company. As the consideration to be paid by the Company under the Share Transfer Agreement represents less than the higher of HK$10,000,000 or 3% of the net tangible asset of the Company, the Proposed Acquisition is subject to disclosure by way of an announcement under Rule 14.25(1) of the Listing Rules. Details of the Proposed Acquisition will also be included in the next annual report of the Company.

DEFINITIONS

In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

“BMW”	BMW Holdings BV, the joint venture partner of SJAI to the Joint Venture;
“Board”	the board of Directors;
“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange, Inc.;
“connected person(s)”	has the meaning ascribed thereto in the Listing Rules;
“Directors”	the directors of the Company;
“Group”	the Company and its subsidiaries; and members of the Group shall be construed accordingly;
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;
“Hong Kong”	The Hong Kong Special Administrative Region of the PRC;
“Joint Venture”	BMW Brilliance Automotive Ltd., a joint venture established in the PRC with each of SJAI and BMW holding 50% of its equity interest;
“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange;
“PRC”	People’s Republic of China and for the sole purpose of this announcement shall exclude Hong Kong, The Macau Special Administrative Region and Taiwan; the acquisition of 9% and 1% interest in SXID by XingYuanDong and
“Proposed Acquisition”	Shenyang JinBei Automobile Industry from SAIAM, respectively, pursuant to the Share Transfer Agreement;
“RMB”	Renminbi, the lawful currency of the PRC;
“SAIAM”	Shenyang Automobile Industry Asset

Management Company Limited*, a company established in the PRC, which currently holds a 10% interest in SXID and will no longer hold any interest in SXID after the completion of the Proposed Acquisition. Apart from its current 10% interest in SXID and a 29.9% interest in the 49% shareholder of a 51%-owned subsidiary of the Company, SAIAM does not have any interest in any of the subsidiaries of the Company;
“Share Transfer Agreement”	the share transfer agreement dated 16 December 2003 and entered into among XingYuanDong and Shenyang JinBei Automobile Industry and SAIAM in relation to the Proposed Acquisition;
“Shenyang JinBei Automobile Industry”	Shenyang JinBei Automobile Industry Company Limited*, a company established in the PRC, which holds a 1% interest in SJAI, a subsidiary of the Company;
“SJAI”	Shenyang JinBei Automotive Industry Holdings Company Limited*, a company established in the PRC, which is held as to 99% by SXID and as to 1% by Shenyang JinBei Automobile Industry;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“SXID”	Shenyang Xinjinbei Investment and Development Co., Ltd.*, a company established in the PRC which is currently held as to 90% by XingYuanDong and as to 10% by SAIAM, and as to 99% by XingYuanDong and as to 1% by Shenyang JinBei Automobile Industry upon completion of the Proposed Acquisition; and
“XingYuanDong”	Shenyang XingYuanDong Automobile Component Co. Ltd.*, a wholly foreign-owned enterprise established in the PRC and a wholly owned subsidiary of the Company.

For the purpose of this announcement, HK$1.00 is taken to be equal to RMB1.06.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong SAR, 16 December 2003

* for identification purpose only